Exhibit 1.

FOR IMMEDIATE RELEASE
January 18, 2006

FOR ADDITIONAL INFORMATION PLEASE CONTACT JEAN R. HALE, CHAIRMAN, PRESIDENT, AND C.E.O., COMMUNITY TRUST BANCORP, INC. AT (606) 437-3294

Community Trust Bancorp, Inc. reports record earnings for the year 2005.

Earnings Summary
(in thousands except per share data)	4Q 2005	3Q 2005	4Q 2004	12 Months 2005	12 Months 2004
Net income	$8,890	$9,083	$7,900	$34,412	$30,950
Earnings per share	$0.59	$0.61	$0.53	$2.31	$2.09
Earnings per share (diluted)	$0.58	$0.60	$0.52	$2.27	$2.05

Return on average assets	1.23%	1.26%	1.17%	1.22%	1.22%
Return on average equity	13.94%	14.50%	13.31%	13.98%	13.48%
Efficiency ratio	55.34%	55.27%	56.79%	56.83%	58.25%

Dividends declared per share	$0.26	$0.24	$0.24	$0.98	$0.87
Book value per share	$16.93	$16.77	$15.91	$16.93	$15.91

Weighted average shares	14,975	14,917	14,835	14,908	14,811
Weighted average shares (diluted)	15,219	15,215	15,143	15,137	15,082

Community Trust Bancorp, Inc. (NASDAQ-CTBI) is pleased to report earnings for the fourth quarter 2005 of $8.9 million or $0.59 per share compared to $7.9 million or $0.53 per share earned during the fourth quarter of 2004 and $9.1 million or $0.61 per share earned during the third quarter of 2005. Earnings for the year ended December 31, 2005 were $34.4 million or $2.31 per share compared to $31.0 million or $2.09 per share earned during 2004.

Fourth Quarter and Year-to-Date Highlights

❖	The Company's basic earnings per share for the fourth quarter 2005 reflects an increase of 11.3% over the fourth quarter 2004. Year-to-date earnings per share increased 10.5% over prior year.

❖	The Company's net interest margin for the fourth quarter 2005 of 4.12% is an increase of 15 basis points from the fourth quarter 2004 and 4 basis points from prior quarter.

❖
The Company’s average earning assets for year ended December 31, 2005 increased 11.2% from the year ended December 31, 2004. Quarterly average earning assets increased 6.0% from prior year fourth quarter.

❖	The Company experienced growth in its loan portfolio at a rate of 10.8% from December 31, 2004, including the Danville acquisition.

❖	Nonperforming loans as a percentage of total loans decreased from 1.1% of total loans at December 31, 2004 to 1.0% of total loans at December 31, 2005.

❖
Return on average assets remained at 1.22% for the year ended December 31, 2005 from December 31, 2004. Return on average assets for the fourth quarter 2005 of 1.23% was an increase from the 1.17% for the fourth quarter 2004 and a decrease from the 1.26% for the third quarter 2005.

❖
Our return on average shareholders' equity for the year ended December 31, 2005 of 13.98% reflects a 50 basis point increase from year-end 2004. Return on average shareholders' equity for the quarter ended December 31, 2005 was 13.94% compared to 13.31% for the quarter ended December 31, 2004 and 14.50% for the quarter ended September 30, 2005.

❖
CTBI's efficiency ratio for the year ended December 31, 2005 improved to 56.83% from the 58.25% for the year ended December 31, 2004. The efficiency ratio for the quarter ended December 31, 2005 was 55.34% compared to 56.79% for the quarter ended December 31, 2004 and 55.27% for the quarter ended September 30, 2005.

Net Interest Income

Our net interest margin of 4.12% for the quarter ended December 31, 2005 was a 15 basis point increase from the quarter ended December 31, 2004 and an increase of 4 basis points from prior quarter. The increase in the net interest margin was primarily the result of the increased yield on average earning assets attributable to the reallocation of earning assets from the investment portfolio to the higher yielding loan portfolio. The yield on average earning assets for the fourth quarter 2005 increased 87 basis points from the fourth quarter 2004 and 30 basis points from the third quarter 2005. Our net interest margin decreased 2 basis points year over year from 4.05% to 4.03%.

Noninterest Income

Noninterest income for the quarter ended December 31, 2005 increased 4.3% from the quarter ended December 31, 2004 but decreased 1.3% from the quarter ended September 30, 2005. Year-to-date noninterest income decreased 1.3% from prior year. The following table displays the quarterly and year-to-date activity in the various significant noninterest income accounts.

Noninterest Income Summary
(in thousands)	4Q 2005	3Q 2005	4Q 2004	12 Months 2005	12 Months 2004
Deposit related fees	$4,820	$4,723	$4,434	$18,050	$17,658
Loan related fees	1,414	1,408	1,377	5,331	5,203
Mortgage servicing rights	94	81	83	307	46
Trust revenue	837	750	643	3,067	2,456
Gains on sales of loans	389	440	382	1,481	1,619
Securities gains	0	0	50	3	639
Other revenue	1,002	1,266	1,238	5,228	6,296
Total noninterest income	$8,556	$8,668	$8,207	$33,467	$33,917

     The increase in recurring revenue sources from the year ended 2004 to the year ended 2005 including deposit related fees, loan related fees, and trust revenue was offset by the decline in nonrecurring other revenue items and a decline in gains on sales of loans due to the rising interest rate environment.

Noninterest Expense

Noninterest expense for the quarter ended December 31, 2005 of $19.9 million was a 6.3% increase from the $18.7 million for the fourth quarter 2004 and a 0.5% increase from the third quarter 2005. Year-to-date non-interest expense increased 5.3% to $78.6 million from the $74.6 million for the year ended December 31, 2004. The increase in noninterest expense from prior year was primarily attributable to an increase of $3.0 million in personnel expense due to normal salary increases, the filling of budgeted key positions, and branch acquisitions and openings. Occupancy and equipment expense increased $1.3 million from 2004 to 2005 as a result of expenses relating to the three new branches which have been opened during the past 12 months, as well as the two branches acquired during the year.

Balance Sheet Review

The Company’s total assets grew 5.2%, or $140.1 million, during the year 2005 with $16.2 million of the growth occurring in the fourth quarter. Asset growth obtained through the Danville acquisition which occurred in June 2005 totaled $88.9 million. The loan portfolio grew $204.8 million during the year with growth occurring in all three major loan categories--commercial, residential real estate, and consumer loans. Loans obtained in the mid-year Danville acquisition totaled $73.7 million. The investment portfolio decreased $74.3 million during the year as maturing investments were used to partially fund the increased loan portfolio. Total deposits and repurchase agreements of $2.4 billion at December 31, 2005 reflects growth of 6.6%, or $146.9 million, over prior year-end. Deposit growth for the quarter ended December 31, 2005 totaled $10.4 million. Deposits obtained in the mid-year Danville acquisition totaled $69.8 million.

Shareholders’ equity of $253.9 million on December 31, 2005 was a 7.5% increase from the $236.2 million on December 31, 2004 and an increase of 1.5% from the $250.3 million on September 30, 2005. The Company's annualized dividend yield to shareholders as of December 31, 2005 was 3.38%.

Asset Quality

Nonperforming loans at December 31, 2005 were $21.4 million, or 1.0% of total loans, compared to $20.1 million, or 1.1% of total loans at December 31, 2004, and $21.8 million, or 1.0% of total loans at September 30, 2005. The increase of $1.3 million in nonperforming loans is primarily attributable to one loan which is 90 days past due and still accruing interest and has a USDA guarantee.

Foreclosed properties at December 31, 2005 were $5.4 million compared to $4.8 million on December 31, 2004 and $5.7 million at September 30, 2005. The year over year increase in foreclosed properties reflects normal fluctuations from residential real estate liquidations.

Year-to-date net loan charge-offs for the year ended December 31, 2005 increased to $7.6 million, or 0.4% of average loans, from the $6.3 million, or 0.4% of average loans, for the year ended December 31, 2004. Net loan charge-offs for the quarter ended December 31, 2005 increased to $2.9 million from the $2.2 million for the fourth quarter of 2004 and the $1.9 million for the third quarter of 2005. The increase in net charge-offs was the result of one commercial customer, which had been a workout, for which a specific allocation had been made to the reserve for losses on loans. Our reserve for losses on loans as a percentage of total loans outstanding at December 31, 2005 decreased to 1.40% from the 1.42% at December 31, 2004 and the 1.41% at September 30, 2005.

Forward-Looking Statements

Certain of the statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. The Company’s actual results may differ materially from those included in the forward-looking statements. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intend," "estimate," "may increase," "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would," and "could." These forward-looking statements involve risks and uncertainties including, but not limited to, economic conditions, portfolio growth, the credit performance of the portfolios, including bankruptcies, and seasonal factors; changes in general economic conditions including the performance of financial markets, the performance of coal and coal related industries, prevailing inflation and interest rates, realized gains from sales of investments, gains from asset sales, and losses on commercial lending activities; results of various investment activities; the effects of competitors’ pricing policies, of changes in laws and regulations on competition and of demographic changes on target market populations’ savings and financial planning needs; industry changes in information technology systems on which we are highly dependent; failure of acquisitions to produce revenue enhancements or cost savings at levels or within the time frames originally anticipated or unforeseen integration difficulties; the adoption by the Company of an FFIEC policy that provides guidance on the reporting of delinquent consumer loans and the timing of associated credit charge-offs for financial institution subsidiaries; and the resolution of legal proceedings and related matters. In addition, the banking industry in general is subject to various monetary and fiscal policies and regulations, which include those determined by the Federal Reserve Board, the Federal Deposit Insurance Corporation, and state regulators, whose policies and regulations could affect the Company’s results. These statements are representative only on the date hereof, and the Company undertakes no obligation to update any forward-looking statements made.

Community Trust Bancorp, Inc., with assets of $2.8 billion, is headquartered in Pikeville, Kentucky and has 75 banking locations across eastern, northern, central, and south central Kentucky, five banking locations in southern West Virginia, two loan production offices in Kentucky, and five trust offices across Kentucky.

Additional information follows.

Community Trust Bancorp, Inc.
Financial Summary (Unaudited)
December 31, 2005
(in thousands except per share data)

	Three	Three	Three	Twelve	Twelve
	Months	Months	Months	Months	Months
	Ended	Ended	Ended	Ended	Ended
	12/31/2005	9/30/2005	12/31/2004	12/31/2005	12/31/2004

Interest income	$43,494	$41,572	$35,459	$160,162	$130,401
Interest expense	16,504	14,825	11,067	56,957	37,189
Net interest income	26,990	26,747	24,392	103,205	93,212
Loan loss provision	2,748	2,470	2,685	8,285	8,648

Securities gains	-	-	50	3	639
Gains on sales of loans	389	440	382	1,481	1,619
Deposit service charges	4,820	4,723	4,434	18,050	17,658
Trust revenue	837	750	643	3,067	2,456
Insurance commissions	53	112	105	382	367
Other noninterest income	2,457	2,643	2,593	10,484	11,178
Total noninterest income	8,556	8,668	8,207	33,467	33,917

Personnel expense	10,845	10,816	9,836	42,535	39,501
Occupancy and equipment	2,702	2,808	2,329	10,739	9,484
Amortization of core deposit intangible	158	159	145	607	580
Other noninterest expense	6,183	6,007	6,402	24,688	25,030
Total noninterest expense	19,888	19,790	18,712	78,569	74,595

Net income before taxes	12,910	13,155	11,202	49,818	43,886
Income taxes	4,020	4,072	3,302	15,406	12,936
Net income	$8,890	$9,083	$7,900	$34,412	$30,950

Memo: TEQ interest income	$43,888	$41,964	$35,861	$161,738	$131,975

Average shares outstanding	14,975	14,917	14,835	14,908	14,811
Basic earnings per share	$0.59	$0.61	$0.53	$2.31	$2.09
Diluted earnings per share	$0.58	$0.60	$0.52	$2.27	$2.05
Dividends per share	$0.26	$0.24	$0.24	$0.98	$0.87

Average balances:
Loans, net of unearned income	$2,107,267	$2,085,841	$1,884,571	$2,024,756	$1,816,146
Earning assets	2,634,476	2,638,037	2,485,203	2,599,516	2,337,540
Total assets	2,862,499	2,857,569	2,694,673	2,815,688	2,543,272
Deposits	2,263,820	2,250,172	2,118,994	2,217,735	2,078,691
Interest bearing liabilities	2,140,972	2,159,150	2,044,600	2,125,817	1,916,353
Shareholders' equity	253,010	248,594	236,050	246,119	229,561

Performance ratios:
Return on average assets	1.23%	1.26%	1.17%	1.22%	1.22%
Return on average equity	13.94%	14.50%	13.31%	13.98%	13.48%
Yield on average earning assets (tax equivalent)	6.61%	6.31%	5.74%	6.22%	5.65%
Cost of interest bearing funds (tax equivalent)	3.06%	2.72%	2.15%	2.68%	1.94%
Net interest margin (tax equivalent)	4.12%	4.08%	3.97%	4.03%	4.05%
Efficiency ratio	55.34%	55.27%	56.79%	56.83%	58.25%

Loan charge-offs	$(3,817)	$(2,593)	$(2,839)	$(10,968)	$(9,588)
Recoveries	876	659	683	3,413	3,304
Net charge-offs	$(2,941)	$(1,934)	$(2,156)	$(7,555)	$(6,284)

Market Price:
High	$34.69	$35.01	$34.48	$35.01	$34.48
Low	30.12	30.77	28.18	$27.94	25.16
Close	30.75	32.18	32.36	$30.75	32.36

			As of	As of	As of
			12/31/2005	9/30/2005	12/31/2004

Assets:
Loans, net of unearned			$2,107,344	$2,104,067	$1,902,519
Loan loss reserve			(29,506)	(29,699)	(27,017)
Net loans			2,077,838	2,074,368	1,875,502
Loans held for sale			135	745	-
Securities AFS			422,253	419,205	482,280
Securities HTM			48,444	50,957	62,671
Other earning assets			32,279	27,684	51,982
Cash and due from banks			89,932	82,982	77,598
Premises and equipment			57,966	57,585	53,111
Goodwill and core deposit intangible			66,709	68,398	63,371
Other assets			53,657	51,076	42,579
Total Assets			$2,849,213	$2,833,000	$2,709,094

Liabilities and Equity:
NOW accounts			$19,542	$14,590	$15,101
Savings deposits			598,280	611,217	602,484
CD's >=$100,000			411,749	414,811	389,011
Other time deposits			771,051	770,233	730,030
Total interest bearing deposits			1,800,622	1,810,851	1,736,626
Noninterest bearing deposits			445,929	437,872	403,792
Total deposits			2,246,551	2,248,723	2,140,418
Repurchase agreements			129,156	116,628	88,404
Other interest bearing liabilities			199,820	193,429	226,131
Noninterest bearing liabilities			19,741	23,933	17,972
Total liabilities			2,595,268	2,582,713	2,472,925
Shareholders' equity			253,945	250,287	236,169
Total Liabilities and Equity			$2,849,213	$2,833,000	$2,709,094

Ending shares outstanding			14,997	14,922	14,845
Memo: Market value of HTM Securities			$46,528	$49,717	$61,947

90 days past due loans			$8,284	$6,556	$5,319
Nonaccrual loans			12,219	14,314	13,808
Restructured loans			899	894	974
Foreclosed properties			5,410	5,674	4,756

Tier 1 leverage ratio			8.94%	8.68%	8.78%
Tier 1 risk based ratio			11.52%	11.34%	11.82%
Total risk based ratio			12.76%	12.59%	13.07%
FTE employees			1,003	988	954

Community Trust Bancorp, Inc. reported earnings for the three and twelve months ending December 31, 2005 and 2004 as follows:

		Three Months Ended		Twelve Months Ended
		December 31		December 31
		2005	2004	2005	2004
(in thousands except per share information)

Net income		$8,890	$7,900	$34,412	$30,950

Basic earnings per share		$0.59	$0.53	$2.31	$2.09

Diluted earnings per share		$0.58	$0.52	$2.27	$2.05

Average shares outstanding		14,975	14,835	14,908	14,811

Total assets (end of period)		$2,849,213	$2,709,094

Return on average equity		13.94%	13.31%	13.98%	13.48%

Return on average assets		1.23%	1.17%	1.22%	1.22%

Provision for loan losses		$2,748	$2,685	$8,285	$8,648

Gains on sales of loans		$389	$382	$1,481	$1,619